

Mail Stop 4561

December 21, 2015

Henrik Schaumann Jorgensen
Chief Executive Officer
eMedia Group Inc.
1255 Rio Salado Parkway, Suite 215
Tempe, Arizona 85281

>   **Re:**   **eMedia Group Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 24, 2015**
>   **File No. 333-208049**

Dear Mr. Jorgensen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Facing Page

1.   We note your disclosure that the offering will be open until all shares have been sold or a period of nine months from the effective date of the registration statement. As such, it appears that the offering will be on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933. Please check the Rule 415 box on the registration statement facing page and include the Rule 415 undertakings in Part II, Item 17 of this registration statement.

General

2.   Please add a prospectus summary that provides a brief discussion of your business and product. Such information appears necessary to provide a meaningful overview of the key aspects of this offering. Refer to Item 503(a) of Regulation S-K. Also, please move

the disclaimers and explanations on pages 5 and 6 to a place after your risk factors section.

Cover Page

3.   Given that you have structured your transaction as a best-efforts, no minimum offering, please remove the proceeds table from the cover page as it suggests that a certain amount of proceeds will be received.

The Offering, page 7

4.   Please clearly state that you may sell only a small portion or none of offered shares, in which case the gross proceeds will be significantly less.

Risk Factors, page 8

5.   Please advise whether your directors and officers reside in the United States. If not, please provide a risk factor addressing the risks U.S. shareholders face in:

- effecting service of process within the United States on your officers;
- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and
- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

Alternatively, please advise us as to why you believe such a risk factor is not warranted.

6.   Unless you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement, please add a risk factor clarifying that as a Section 15(d) filer, you will not be a fully reporting company. Specifically, disclose that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act. Additionally, please highlight that if you have fewer than 300 shareholders following the fiscal year in which your registration statement becomes effective, your periodic reporting obligations under Section 13(a) will be automatically suspended pursuant to Section 15(d) of the Exchange Act.

Use of Proceeds, page 21

7.   Please revise this section to disclose your intended use of the net proceeds from this offering assuming the sale of 10%, 25%, 50%, 75% and 100% of the securities being offered. In this regard, disclose the net proceeds required to hire one or two software developers.

Dilution, page 23

8.   Provide dilution information for varying levels of proceeds raised in the offering (i.e., 10%, 25%, 50%, 75% and 100%) in tabular format.

Capitalization, page 22

9.   In the context of a no-minimum, best efforts offering, it does not appear appropriate to assume the sale of all 500,000 offered shares in the capitalization. Please revise to remove the pro forma, as adjusted column, or advise.

Management's discussion and analysis of financial condition and results of operations

Current and Projected Revenue, page 29

10.   Please tell us how you determined you have a reasonable basis to make the revenue and net profit projections. Refer to Item 10(b)(1) of Regulation S-K. Also tell us what consideration you have given to discussing the assumptions which in management's opinion are most significant to the projections or are the key factors upon which the financial results of the enterprise depend. Refer to Item 10(b)(3) of Regulation S-K.

Business

Description of Business, page 33

11.   We refer to note 2 to your financial statements, which indicates that one customer accounted for 62% of revenues and 83% of accounts receivable in 2013, and two customers accounted for 36% of revenues in 2014. Please revise to discuss your historical dependence on one or a few major customers. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Current Industry Size and Growth Potential, page 33

12.   Please expand your disclosure to indicate that your market share of the overall market is limited. Please also state that even if the overall market grows, there is no guarantee that you will experience similar growth.

Property, page 38

13.   Please file the office lease agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K. Also, disclose whether you currently utilize office space in Denmark. Refer to Item 102 of Regulation S-K.

Certain relationships and related party transactions, page 42

14.   We note your disclosure in note 4 to the financial statements regarding amounts owed to one of your shareholders. Please revise your disclosure in this section to disclose this loan. See Item 404(d) of Regulation S-K.

Procedures for Subscribing, page 46

15.   Please tell us if you plan to use a subscription agreement. If so, please file a copy of the subscription agreement as an exhibit to the registration statement.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page 74

16.   Exhibit 3.1 was filed in an improper format. Please refile this in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 34 (Sept. 2015).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information Technologies
and Services

cc: W. Scott Lawler, Esq.
        Booth Udall Fuller, PLC